4500 Great America Parkway Santa Clara, CA 95054 Phone: 408-907-8000 Fax: 408-907-8097 www.NETGEAR.com
August 18, 2006
Via Edgar and Facsimile
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Attn:	Larry Spirgel Ivette Leon Adam Washecka

Re:	NETGEAR, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 16, 2006 Form 10-Q for Fiscal Quarter Ended April 2, 2006 Filed May 12, 2006 File No. 0-50350
Ladies and Gentlemen:
This letter (the “Response Letter”) responds to the comment letter dated July 19, 2006 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to NETGEAR, Inc.’s (the “Company” or “NETGEAR”) Annual Report on Form 10-K for Fiscal Year ended December 31, 2006, filed on March 16, 2006, and Quarterly Report on Form 10-Q for Fiscal Quarter ended April 2, 2006, filed on May 12, 2006. The headings and numbered responses set forth in this Response Letter correspond to the headings and like-numbered comments contained in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2005
Note 1 – The Company and Summary of Significant Accounting Policies, page 42
Product warranties, page 44
Comment No. 1
We refer to your statement “That is, revenue on shipments is reduced for estimated returns for product under warrants.” Please explain to us your GAAP basis for recording the estimate for warranty returns as a reduction in revenue rather than as an operating expense. Further, please tell us and disclose in future filings how you factor into your warranty liability calculation the fact that you have recourse to the contract manufacturer for replacement or credit for the defective products.

4500 Great America Parkway Santa Clara, CA 95054 Phone: 408-907-8000 Fax: 408-907-8097 www.NETGEAR.com
Response to Comment No. 1
The Company respectfully advises the Staff on a supplemental basis as follows:
The Company primarily sells its products directly to retailers and distributors (direct customers) who then resell such products to their end customers (end-users). The Company’s standard warranty obligation to its direct customers generally provides for a right of return of any product for a full refund in the event that such product is not merchantable or is found to be damaged or defective. Specifically, our customer contracts generally provide that a direct customer may return to the Company any products that are (i) returned for any reason by an end-user to the direct customer in accordance with the direct customer’s limited return policy offered to its customers; and (ii) in such direct customer’s sole determination, is not suitable for restocking or redistribution. Examples of “not suitable for restocking” include an open or damaged product package. The Company provides a full refund or a credit memo for warranty returns, and the direct customer is under no obligation to make any additional purchases.
The Company uses historical return rates as well as a quarterly lag study that measures the average time it takes to receive returned products under the rights described above, to compute and record an estimated reserve for future sales returns under warranty obligations. At the time revenue is recognized, such estimate is applied to reduce revenue representing the expected credit or refund to be provided to our direct customers.
The Company believes the reserve for estimated future sales returns under warranty obligations should be recorded as a reduction of revenue pursuant to Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS 48”) and by analogy to Emerging Issues Task Force Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). Paragraph 6 of SFAS 48 provides that a company shall recognize revenue for sales that contractually allow for a right of return when future sales returns can be reasonably estimated or when that obligation expires. Additionally, under paragraph 7 of SFAS 48, revenue and cost of revenue are required to be reduced to reflect the impact of any sales returns. Similarly, EITF 01-9 requires that cash consideration paid to a customer be treated as a reduction of revenue unless the vendor receives a separately identifiable benefit and the fair value of such benefit can be established.
At the time the Company records the reduction to revenue related to estimated warranty sales returns, the Company also adjusts cost of revenue. Specifically, the Company reverses the cost of revenue related to the estimated warranty returns and at the same time records a corresponding inventory writedown which is required since the Company generally cannot sell these returned products as new products. In determining the net realizable value, the Company also takes into account its arrangements with its contract manufacturers and limits writedowns to amounts that are not covered by the Company’s contractual arrangements. Accordingly, the reduction in net realizable value associated with returned products under warranty sales return rights is recorded in the Company’s statement of operations within cost of revenue.

4500 Great America Parkway Santa Clara, CA 95054 Phone: 408-907-8000 Fax: 408-907-8097 www.NETGEAR.com
The Company classifies its warranty obligation as a liability in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” given that substantially all of the related returns are warranty related claims and result in a refund of cash or credit issued to its direct customers. The Company also includes in the footnotes to its financial statements the roll-forward of the warranty obligation as required under FIN 45. As additional background, the Company has included in Appendix A hereto its correspondence with the Staff on this topic at the time of the Company’s initial public offering in 2003 whereby the Company reclassified its warranty obligation to a liability from a contra-accounts receivable in response to a comment received from the Staff.
In future periodic filings, the Company intends to revise and clarify its disclosure related to its warranty obligations in Note 1 of the notes to the consolidated financial statements as follows:
     Product warranties
     The Company provides for estimated future warranty obligations at the time revenue is recognized. The Company’s standard warranty obligation to its direct customers generally provides for a right of return of any product for a full refund in the event that such product is not merchantable or is found to be damaged or defective. At the time revenue is recognized, an estimate of future warranty returns is recorded to reduce revenue in the amount of the expected credit or refund to be provided to its direct customers. At the time the Company records the reduction to revenue related to warranty returns, the Company includes within cost of revenue a writedown to reduce the carrying value of such products to net realizable value. The Company’s standard warranty obligation to its end users provides for repair or replacement of a defective product for one or more years. Factors that affect the warranty obligation include product failure rates, material usage, and service delivery costs incurred in correcting product failures. The estimated cost associated with fulfilling the Company’s warranty obligation to end users is recorded in cost of revenue. Because the Company’s products are manufactured by contract manufacturers, in certain cases the Company has recourse to the contract manufacturer for replacement or credit for the defective products. The Company gives consideration to amounts recoverable from its contract manufacturers in determining its warranty liability. The Company assesses the adequacy of its warranty liability every quarter and makes adjustments to the liability. Changes in the Company’s warranty liability, which is included as a component of “Other accrued liabilities” in the condensed consolidated balance sheets, are as follows (in thousands):
Foreign currency translation, page 47
Comment No. 2
Please explain to us why you need to translate your foreign currency assets, liabilities, revenues and expenses into U.S. dollars given that you have identified the U.S. dollar as your functional currency for all of your international subsidiaries. If you remeasured the books or record maintained in currencies other than the functional currency, then it appears that non-monetary balance sheet items and the related revenue, expense, gain and loss accounts should be remeasured using historical rates. Refer to paragraphs 10 and 48 of SFAS 52 and revise or advise.

4500 Great America Parkway Santa Clara, CA 95054 Phone: 408-907-8000 Fax: 408-907-8097 www.NETGEAR.com
Response to Comment No. 2
In response to the Staff’s question, the Company has clarified its accounting policy in its most recently filed Form 10-Q for the three months ended July 2, 2006, as filed on August 11, 2006. Historically, the Company has properly applied FAS 52 for all of its foreign currency transactions. The Company has clarified its description of “foreign currency translation” in Note 1 of the Company’s financial statements as follows:
The Company’s functional currency is the U.S. dollar for all of its international subsidiaries. Foreign currency transactions of international subsidiaries are remeasured into U.S. dollars at the end-of-period exchange rates for monetary assets and liabilities, and historical exchange rates for nonmonetary assets. Expenses are remeasured at average exchange rates in effect during each period, except for expenses related to non-monetary assets, which are remeasured at historical exchange rates. Revenue is remeasured at the daily rate in effect as of the date the order ships.
Please advise the undersigned if the Staff has any questions regarding this Response Letter.
Sincerely,
/s/ Jonathan R. Mather
Jonathan R. Mather
Executive Vice President and Chief Financial Officer
Phone: 408-907-8127
Fax: 408-907-8097

4500 Great America Parkway Santa Clara, CA 95054 Phone: 408-907-8000 Fax: 408-907-8097 www.NETGEAR.com
Appendix A
     The following are excerpts from the Company’s correspondence with the Staff related to the Staff’s review of the Company’s initial public offering prospectus in 2003:
     * * *
     Excerpt from Company response letter dated July 2, 2003
     Note 1 – The Company and Summary of Significant Accounting Policies
     Revenue Recognition, page F-11
12.	Expand your response to Comment #41 and explain to us why your product warranties do not meet the definition of a warranty obligation as contemplated by the disclosure requirements of paragraph 14b of FIN 45. Otherwise, disclose your accounting policy for product warranties and include the tabular disclosures required by paragraph 14b of FIN 45. Also explain why you treat the reserve for estimated warranty returns as a contra accounts receivable. Tell us the amount of the reserve at the balance sheet date presented in the document.
     Response:
     In response to the Staff’s comment, we have revised the prospectus on page F-11 to disclose the Company’s accounting policy for product warranties. We have also presented the disclosures required by paragraph 14b of FIN 45 on page F-11. In addition, we have reclassified the reserve for warranty returns and recorded it as a liability. The warranty reserve at each balance sheet date is as follows:

December 31, 2001	$4.7 million
December 31, 2002	$8.9 million
March 31, 2003	$8.2 million
     * * *
     Excerpt from Company response letter dated June 6, 2003
     Note 1 – The Company and Summary of Significant Accounting Policies, page F-8
41.	See paragraph 14a of FIN 45 and disclose how you account for your product warranty obligations. Further, include the tabular disclosures required by paragraph 14b of FIN 45.
     Response:
     In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

4500 Great America Parkway Santa Clara, CA 95054 Phone: 408-907-8000 Fax: 408-907-8097 www.NETGEAR.com
•	Users of NETGEAR products return defective products to the resellers and retail locations where the product was purchased. The end user is either provided a replacement product or a credit memo is issued. The reseller returns the defective product to NETGEAR like any other returns.

•	Defective products are returned by NETGEAR to the contract manufacturers for a credit to repair defective products since no warranty obligation exists. Therefore, NETGEAR does not establish a warranty liability associated with costs to repair defective products since no warranty obligation exists. Therefore, the accounting for product warranty is the same as the accounting for products returned by resellers pursuant to their contractual rights of returns, i.e., through revenue reserves.

•	At the time revenue is recognized, NETGEAR reduces revenue for an estimate of expected warranty related returns. This estimate is based on historical run rate of warranty returns.

•	Reserve for warranty returns is included in reserve for sales returns and is included on the balance sheet as contra accounts receivable. We believe that the Company’s warranty program does not meet the definition of warranty obligation as contemplated in the disclosures required by paragraph 14b of FIN 45.
***